Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139042

SHOPOFF PROPERTIES TRUST, INC.

SUPPLEMENT NO. 3 DATED MARCH 5, 2010

TO THE PROSPECTUS DATED AUGUST 17, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 17, 2009, as supplemented by Prospectus Supplement No. 1, dated October 1, 2009, and Prospectus Supplement No. 2, dated December 22, 2009 (the “Prospectus”). The purpose of this Supplement No. 3 is to disclose:

•	the status of our public offering;
•	update of real estate and real estate-related investments;
•	update on our broker-dealer, Shopoff Securities Inc.;
•	update to certain listings in our Prior Performance Summary.

I. Status of the Offering

We commenced our ongoing public offering of 20,100,000 shares of common stock on August 29, 2007. As of January 31, 2010, we sold 1,864,100 shares for aggregate gross offering proceeds of approximately $17,708,950. We have received subscriptions for and are holding in escrow an additional 2,100 shares for aggregate gross offering proceeds of approximately $19,950. The number of shares remaining to be sold is 135,900 shares at $9.50 and 18,100,000 shares at $10.00. We will sell shares until the earlier of the close of the offering on August 29, 2010, or the sale of the maximum offering.

II. Real Estate and Real Estate-Related Investments

Wasson Canyon Project

The Prospectus is hereby updated with the disclosure below to reflect the sale of the “Wasson Canyon Project,” which we acquired on April 17, 2009:

On February 3, 2010, our affiliate, SPT-Lake Elsinore Holding Co., LLC (the “Seller”), sold to D. R. Horton Los Angeles Holding Company Inc., a California corporation (the “Buyer”), sixty five (65) finished residential lots known as Wasson Canyon (the “Wasson Canyon Project”), located in the City of Lake Elsinore, County of Riverside, California. The sale was made pursuant to a purchase and sale agreement and joint escrow instructions, dated December 8, 2009 (the “Sale Agreement”), as amended. The sales price was $2,231,775 in cash.

The cost related to the Wasson Canyon Project on the Company books as of the day of the sale was approximately $1,365,000 resulting in a pretax gain of approximately $867,000.

On January 20, 2010, Seller and Buyer entered into a certain First Amendment to Purchase and Sale Agreement and Joint Escrow Instructions (the “First Amendment”). Pursuant to the First Amendment, if the City of Lake Elsinore, the County of Riverside, or other governmental agency reduces the actual fee amounts payable by Buyer to less than the expected fee amounts as detailed in Exhibit A of the First Amendment, then Buyer will pay Seller an amount for each lot equal to the difference between the actual fee amounts payable by Buyer and the expected fee amounts for such lot. On February 3, 2010, in addition to the sales price, Buyer and Seller executed a participation agreement (the “Participation Agreement”) in which Buyer agreed to pay to Seller, fifty percent (50%) of any gross profit that exceeds a twenty four percent (24%) gross profit margin on the sale of units to be developed on the lots purchased by the Buyer.

Pursuant to the Sale Agreement, the Buyer did not assume the Seller’s obligation to replace existing subdivision improvement agreements (the “SIA's”) and related bonds (the “Bonds”) which the Seller agreed to replace when Seller originally purchased the property on April 17, 2009 from MS Rialto Wasson Canyon CA, LLC. The SIA’s and Bonds were related to the construction of certain in-tract subdivision improvements, off-site improvements and, with respect to the common area (lettered lots), landscape improvements (collectively, the “Improvements”). In support of the SIA’s, Seller agreed to post the Bonds with the City of Lake

Elsinore and the County of Riverside, California. Seller agreed to provide letters of credit to the surety underwriting the Bonds to satisfy the surety’s collateral requirement which was equal to fifty percent (50%) of the Bond amounts or $305,889 ($130,102 of which was issued on January 6, 2010 and $175,889 of which was issued on February 8, 2010).

Seller has finished processing Bond reductions and has completed the replacement of all Bonds originally posted by MS Rialto Wasson Canyon CA, LLC.

Buyer agreed to reimburse Seller for the actual amount of premiums for the Bonds incurred by Seller commencing on the later of (i) the date of the close of escrow and (ii) the date Bond reductions are completed. Buyer's obligation to reimburse Seller for the actual amount of the premiums will continue until Buyer has completed certain adjacent Improvement obligations. Buyer agreed to assume the obligation for typical repair and replacement of the Improvements immediately adjacent to the lots as required by the SIA’s to the extent the Improvements are damaged following the close of escrow and to repair any damage to the Improvements that are not immediately adjacent to the lots to the extent damage is caused by Buyer or its agents, employees or contractors. To secure Buyer’s obligations to timely complete the adjacent Improvement obligations, Buyer delivered to Seller a letter of credit in the amount of $102,000. If Buyer defaults in its obligations to timely perform the adjacent Improvement obligations, Seller has the right to draw on the letter of credit to complete the adjacent Improvement obligations to the extent necessary to cause the Bonds to be released.

We intend to use the net proceeds from the sale for payment of our outstanding liabilities, a partial pay down on an existing promissory note, and other general corporate purposes.

Our affiliated advisor, Shopoff Advisor, L.P., received a disposition fee equal to 3% of the contract sales price, or $66,953, upon consummation of the transaction.

The above description of Sale Agreement, First Amendment, and Participation Agreement is qualified in its entirety by the full text of the Sale Agreement, First Amendment, and Participation Agreement which is attached to our Current Report on Form 8-K filed on February 9, 2010 as Exhibits 10.1, 10.2, and 10.3.

III. Shopoff Securities Inc.

During the year ended December 31, 2009, FINRA examined Shopoff Securities’ records as part of its routine sales practice and financial/operational examination for the purpose of meeting applicable regulatory mandates and providing Shopoff Securities with an assessment as to its compliance with applicable securities rules and regulations. On December 29, 2009, FINRA issued an examination report, which included certain cautionary items that did not need to be included in the Central Registration Depository (the securities industry online registration and licensing database) nor did they need to be reported on Shopoff Securities’ Form BD or Form U4 (each, a Uniform Application for Broker-Dealer Registration used by broker-dealers to register and update their information with the SEC and FINRA, respectively). Additionally, the examination report included a referral of issues related to our offering to a separate examination. This separate examination is ongoing and as of March 5, 2010, neither we nor Shopoff Securities has received communication from FINRA regarding this separate examination.

IV. Prior Performance Summary

3. SPT — Lake Elsinore Holding Co., LLC

The text beginning on Page 9 of Prospectus Supplement No. 2, dated December 22, 2009, with respect to one of our on-going programs known as SPT-Lake Elsinore Holding Co., LLC, is hereby deleted and replaced in its entirety with the updated disclosure below:

“SPT — Lake Elsinore Holding Co., LLC, a Delaware limited liability company wholly owned by our affiliate Shopoff Partners, L.P., was formed for the purpose of making real estate investments in the Lake Elsinore area of Riverside County, California. The following is a summary of the acquisitions made to date:

•	April 2009 — 65 finished residential lots located in the City of Lake Elsinore, Riverside County, California, commonly known as “Wasson Canyon,” for the purchase price of $650,000;
•	May 2009 — 543 single family residential lots, a 9.4 acre park and over 70 acres of open space on a total of 225 acres of unimproved land, commonly referred to as tract 29835 located in the City of Menifee, Riverside County, California, commonly known as the “Underwood Project” for the purchase price of $1,650,000;
•	September 2009 — approximately 118 acres of vacant and unentitled land, commonly known as “Meadowbrook” and approximately 6.11 acres of vacant and unentitled land commonly known as “Coffman,” both located near the City of Lake Elsinore in an unincorporated area of Riverside County, California, acquired from an affiliated entity, SPT Real Estate Finance, LLC. The tax basis of the Meadowbrook and Coffman properties when acquired was $2,614,134;
•	November 2009 — 519 entitled but unimproved residential lots and 2 commercial lots located in the City of Lake Elsinore, California and 400 acres of unentitled and unimproved land located in the City of Chino Hills, California for the purchase price of $9,600,000.

As of December 31, 2009 SPT — Lake Elsinore Holding Co., LLC had used approximately $12,701,000 from the proceeds of the sale of our common stock and from our operations to acquire and operate these investments. As of December 31, 2009, no net income has resulted from this program.

On February 3, 2010, SPT-Lake Elsinore Holding Co., LLC sold to D. R. Horton Los Angeles Holding Company Inc., a California corporation, the sixty five (65) finished residential lots known as Wasson Canyon for $2,231,775 in cash, subject to certain potential price adjustments as described under the heading “REAL ESTATE AND REAL ESTATE-RELATED INVESTMENTS — Wasson Canyon Project.”” See Section II of this Supplement No. 3.